Exhibit 99.7

NICE Named Overall Leader in Technology Excellence and Customer Impact in
2022 SPARK Matrix™ Speech Analytics Report

NICE CX Analytics recognized for improving blended self and human service experiences with AI purpose-built solutions for CX

Hoboken, N.J., April 19, 2022 – NICE (Nasdaq: NICE) announced today that it has been recognized as the overall leader by Quadrant Knowledge Solutions in the 2022 SPARK Matrix for Speech Analytics report. The Quadrant Knowledge Solutions report, which provides market insights, competitive evaluation, and rankings for 17 vendors, gave NICE the highest ratings in both the technology excellence and customer impact performance parameters. The report acknowledged NICE CX Analytics’ key differentiators including “rapid time to value with out-of-the-box Enlighten AI solutions and use cases that include purpose-built AI technologies that are embedded into the NICE CX suite of applications and processes for real-time impact.” For a complimentary copy of the report, click here.

Acknowledging NICE’s leadership, the Quadrant Knowledge Solutions report cited “NICE is the interaction analytics (IA) market share leader and offers expertise with a diverse, global customer base across various sets of industries for improving customer satisfaction, optimizing efficiencies, increasing sales effectiveness, demonstrating compliance, and more.” Importantly, the report also pointed to the company’s focus on accelerating digital transformation, with “next-gen digital self-service applications developed from an organization’s agent-assisted interactions.”

"NICE, with its comprehensive technology for speech analytics, has received highest ratings across the parameters of technology excellence and customer impact in the 2022 SPARK Matrix of the speech analytics market", states Sofia Ali, Analyst at Quadrant Knowledge Solutions. "NICE's out-of-the-box Enlighten AI solutions’ purpose-built AI technologies are embedded into the NICE CX suite of applications and processes for real-time impact. It is also a leading provider in the interaction analytics (IA) market where it offers expertise to a diverse, global customer base across multiple industries for [improving customer satisfaction, optimizing efficiencies, increasing sales effectiveness, demonstrating compliance, and more –With its robust technology platform, comprehensive functional capabilities, and compelling product strategy and roadmap, NICE is well-positioned to continue its lead and expand its market share in the global speech analytics market", she added.

“Navigating the path to a frictionless reality in the digital age demands the use of data and AI to stay ahead of consumers’ evolving expectations. Analytics is the compass enabling organizations to create the kind of friction-free processes consumers prefer,” said Barry Cooper, President, NICE Workforce and Customer Experience Group. “We’re delighted to see this SPARK Matrix report acknowledge our expertise and innovation in analyzing and transforming data into insights that make a difference.”

The 2022 SPARK Matrix™ for Speech Analytics report also referred to NICE’s geographical leadership, citing its “strong customer base, including some of the leading brands across industry verticals such as financial services, telecommunications, healthcare, travel, and hospitality. In terms of geographical presence, NICE has a commanding presence over the American region, followed by the European Union, the Middle East, and Africa. It also has a significant presence in the Asia Pacific region.” The report also noted the ease of use of NICE’s single analytics platform that offers deep analysis and quick visual insights.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm, which mainly focuses on helping clients and allows them to achieve business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.